VIA FAX AND EDGAR

January 19, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kevin Dougherty
Division of Corporation Finance

Re:	Points International Ltd.
Form 20-F for the year ended December 31, 2008
Filed 6/30/09
File No. 000-51509

Dear Mr. Dougherty:

We are writing to respond to the comments set forth in the third comment letter, dated January 5, 2010 (the "Comment Letter"), of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") relating to the Form 20-F for the Fiscal Year Ended December 31, 2008 filed by Points International Ltd. (the "Company") on June 30, 2009 (the "Form 20-F").

For your convenience, the text of the Staff's comments is set forth below and is followed by the Company's responses to such comments. Capitalized terms in the Form 20-F and used in the following response without definition shall have the meanings specified in the Form 20-F.

Form 20-F for the year ended December 31, 2008

D. Risk Factors, page 3

“Dependence on Loyalty Program Partners,” page 4

1.

Please tell us why you have only discussed gross margin as an indicator of your dependence on your principal customers. We note your belief that gross margin (net of direct cost of principal revenue) is a better indicator of dependence than revenue, because it measures contribution to overall profitability. However, as gross margin is a calculation derived from revenue, it appears that revenue is the essential element of financial performance. Accordingly, please discuss the revenue contribution for each of the five contracts with Delta, as well as for each of your multiple contracts with the other loyalty program partner referenced in your disclosure.

179 John Street, 8th Floor, Toronto, Ontario M5T 1X4
Telephone: 416.595.0000 Fax: 416.595.6444 www.points.com

United States Securities and Exchange Commission
Division of Corporation Finance

The Company considered both revenue and gross margin when assessing dependence on contracts. The Company asserts that gross margin is the better indicator of dependence since it is the essential element of financial performance. When the Company takes a principal role in a partner relationship, it assumes certain costs which must be taken into account when assessing the financial performance of a contract. These costs (direct cost of principal revenue and processing fees and related charges) are specific to individual principal contracts and relationships. If these costs are not considered when determining dependence, the financial performance of these contracts would be significantly overstated and the financial performance of commission based contracts would be understated.

[***]

2.

We note your response to comment 2 refers to multiple independent service contracts with the other loyalty program partner. However, we are unable to understand your relationship with this entity without further information. Please clarify, for example, if each such service contract provides for different ecommerce products, with financial and operational terms particular to the ecommerce solutions being provided, as well as containing independent term and termination rights.

With respect to the other loyalty program partner, the Company had in place four private branded ecommerce products pursuant to three separate service contracts in 2008. These contracts described the financial and operational terms particular to the ecommerce solutions being provided to this partner. Each of these three contracts had a separate term and independent termination rights. Finally, none of the three contracts with this partner represented more than 10% of total gross margin or total revenue for 2008.

[***]

In connection with our response to your comment letter, the Company acknowledges and affirms the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

[***] Additional disclosure contained in letter to Staff of even date herewith for which the Company has claimed confidential treatment

179 John Street, 8th Floor, Toronto, Ontario M5T 1X4
Telephone: 416.595.0000 Fax: 416.595.6444 www.points.com

United States Securities and Exchange Commission
Division of Corporation Finance

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (416) 596-6382.

Very truly yours,

/s/ T. Robert MacLean

T. Robert MacLean
Chief Executive Officer

179 John Street, 8th Floor, Toronto, Ontario M5T 1X4
Telephone: 416.595.0000 Fax: 416.595.6444 www.points.com